ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date
The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the year ending December 31, 2012 and includes information up to March 27, 2013 (the “Report Date”). The MD&A should be read in conjunction with the Company’s audited financial statements and related notes to the financial statements for the period ended December 31, 2012. All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements and Risks Notice
This Management’s Discussion and Analysis is a review of the Company’s operations and financial position as at and for the year ended December 31, 2012, and plans for the future based on facts and circumstances as of March 27, 2013. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forward-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cash flow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would, might, and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s operations, no material adverse change in the market price of commodities and exchange rates and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to: risks inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environmental risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management’s Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

1.2 Overall Performance
The Company has a 100% interest in the Turnagain Nickel property located in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The 65 claims that comprise the Turnagain property are contiguous, and as of the date of this report, cover an area of approximately 33,220 hectares. All of the property claims have had assessment work applied to them to keep them in good standing until at least Sep. 20, 2018.

During the year ended December 31, 2012, the Company focused on finding a partner to take the Turnagain Nickel project to the feasibility level, reviewed possible opportunities for reducing the overall project capital costs, identified a PGE exploration program on the Turnagain property and conducted an initial field assessment of a newly staked property during the 2012 field season. A detailed review of the metallurgical status of the project has been completed, and provided recommendations which identify the work required to take the metallurgy to a feasibility level.

The Company also has a 100% interest in other mineral properties in British Columbia including the Wheaton Lime, Plateau, Victor Hoo Doo, Ringo, Opal Lake, West Tuya, Tuya North and Nickel Valley properties.

In November 2009, the Company acquired, by staking, the Wheaton Lime property located southwest of the Turnagain property. On October 2, 2012, the Company renewed two of the Wheaton Lime claims and let the two other claims expire., As a result, the Company wrote off $5,619 in exploration costs. There was no work completed on this property during the year ended December 31, 2012 (2011 - $Nil).

In February 2012, the Company acquired, by staking, several other properties in northern British Columbia including the Plateau, Victor, Hoo Doo and Ringo. During the year ended December 31, 2012, the Company spent $5,495 in staking fees and $9,181 in camp and transportation costs (2011 -$Nil).

In March 2012, the Company acquired, by staking, several other properties in northern British Columbia including the Opal Lake, West Tuya, Tuya North and Nickel Valley properties. During the year ended December 31, 2012, the Company spent $6,360 in staking fees (2011 - $Nil).

The Company relies on equity financings to fund its operations. During fiscal 2012, the Company issued an aggregate of 13,043,333 common shares through private placements for net cash proceeds of $1,132,680. At December 31, 2012, the Company’s working capital was $384,518.

1.3 Selected Annual Information

	Dec 31 2010 IFRS	Dec 31 2011 IFRS	Dec 31 2012 IFRS
Total Revenues	0	0	0
Loss[1] before income taxes	1,417,602	1,630,631	699,600
Loss and comprehensive loss	1,220,100[2]	1,630,653[3]	319,202[4]
Loss per share	$0.02	$0.02	$0.00
Total Assets	34,042,450	32,254,766	33,849,384
Total Liabilities	728,907	636,628	413,988
Resource Properties written-down or written off in year	-	-	11,740

1 The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2 The comprehensive loss in 2010 differs from the loss before taxes due to a future income tax recovery.
3 The comprehensive loss in 2011 differs from the loss before taxes due to a deferred income tax expense.
4 The comprehensive loss in 2012 differs from the loss before taxes due to a future income tax recovery.
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1.4 Results from Operations

General and Administrative - During fiscal 2012 the Company decided to down size staff, cut all non-essential administrative expenses and limit the amount of exploration work in order to conserve cash. As a result the Company incurred a net loss of $319,202 ($0.00 per share) compared to a net loss of $1,630,653 ($0.02 per share) in fiscal 2011. The administrative expenses for 2012 were $686,572, down from $1,648,655 in the prior year. Total administrative expenses includes two non-cash expenses, the first non-cash expense is amortization which charges the cost of equipment against earnings over its useful life, these amounts were $10,893 and $12,521 in 2012 and 2011, respectively. The second non-cash expense is stock-based compensation which recognizes the fair value of stock options granted and vested; these amounts were $Nil and $531,004 in 2012 and 2011, respectively. Excluding these items, the 2012 administrative expenses were $675,679, down from $1,105,130 in 2011. Consulting expenses in 2012 were $2,000 (2011: $16,500), a decrease of $14,500 or 88%. Director fees in 2012 were $4,000 (2011: $24,000), a decrease of $20,000 or 83%. Investor relations expenses in 2012 were $128,561 (2011: $265,147), a decrease of $136,586 or 52%. Legal and audit expenses in 2012 were $45,874 (2011: $61,404), a decrease of $15,530 or 25%. Management fees in 2012 were $198,000 (2011: $264,000), a decrease of $66,000 or 25%. Office and general expenses in 2012 were $275,070 (2011: $331,953), a decrease of $56,883 or 17%. Excluding amortization and stock based compensation, the total general and administrative expenses for the year were approximately $56,000 per month compared to $92,000 per month in 2011.

During 2012, the Company wrote off $11,740 in exploration properties (2011: $Nil) and earned $5,856 from interest income (2011: $18,024), a decrease of $12,168 or 68%. The Company paid $7,144 of interest expense (2011: $Nil) to the CEO for providing an unsecured loan. The Company had deferred income tax recovery of $380,398 for 2012 compared to deferred income tax expense of $22 in 2012, a difference of $380,420 primarily from the expected recovery of income taxes from the 2012 net loss before income taxes and increased resource tax pools.

Exploration - During the year ended December 31, 2012, the Company incurred exploration and evaluation costs of $362,920 (2011: $2,027,326). This $1,664,406 decrease was part of the Company’s overall decision to conserve cash and focus on finding a partner to take the project to the feasibility level.

1.5 Summary of Quarterly Results - see attached table on page 14.

1.6 Liquidity and 1.7 Capital Resources

At December 31, 2012, the Company had working capital of $384,518 compared to working capital of $294,227 as at December 31, 2011. Accounts payable and accrued liabilities at December 31, 2012 were $194,310. The Company’s budget for administrative and technical support for the fiscal year ending December 31, 2013 is approximately $300,000, as of the date of this report, the Company has sufficient funds to meet this budget. Should the Company decide to conduct more exploration, they will need to raise additional funds through private placements, loans or joint ventures.

1.8 Off Balance sheet arrangements – N/A

1.9 Transactions with Related Parties

During the fiscal year ended December 31, 2012, the Company incurred and paid $298,644 in fees, and interest with directors, officers, senior executives or companies controlled by them. Excluding stock-based compensation, the amount for 2012 was $298,644 as compared to $564,050 the prior year, a decrease of $265,406 or 47%. A total of $89,500 in deferred exploration expenses relate to amounts paid to one senior executive of the Company for project management, infrastructure and socioeconomic project development for the Turnagain property. These services were billed to the Company at standard industry rates. Management fees aggregating $198,000 (2011: $264,000) were paid during the year to the President, Chief Financial Officer and the Corporate Secretary, a decrease of $66,000 or 25% over the same period of 2011. During the year ended December 31, 2012, the Company incurred $4,000 in director fees which were $20,000 or 83% less than the same amount charged for the year ended December 31, 2011. During the year ended December 31, 2012, the CEO provided the Company with an unsecured $175,000 loan bearing interest at 10%; this loan was paid off in full by year end along with $7,144 of accrued interest.

1.10 Fourth Quarter

Excluding adjustments for mining tax credits of $31,326, property impairment of $7,260 and federal non-refundable tax credits of $221,510, deferred exploration costs for the fourth quarter were $3,417, down from the $74,639 expended in the third quarter of 2012, and down from the $433,297 expended in the fourth quarter of 2011.

Excluding amortization and stock based compensation, there were $132,123 of administrative expenses during the fourth quarter of 2012; these expenses were up $5,128 from $126,995 expended in the third quarter of 2012 and down from the $303,890 expended in the fourth quarter of 2011. The increase over the third quarter of 2012 is primarily from accrued audit expense of $15,000.

1.11 Proposed Transactions - N/A

1.12 Critical Accounting Estimates

As at December 31, 2012, the Company’s financial statements reflect “Exploration and evaluation assets” with a balance of $32,719,366. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

Income taxes
Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred taxes. Deferred taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the consolidated balance sheet as deferred tax assets and liabilities. An assessment must also be made to determine the likelihood that the Company’s future taxable income will be sufficient to permit the recovery of deferred tax assets. To the extent that such recovery is not probable, recognized deferred tax assets must be reduced to the recoverable amount. Judgement is required in determining the provision for income taxes and recognition of deferred tax assets and liabilities. Management must also exercise judgement in its assessment of continually changing tax interpretations, regulations and legislation, to ensure deferred tax assets and liabilities are complete and fairly presented. The effects of differing assessments and applications could be material.

1.13 Changes in Accounting Policies

Accounting standards issued but not yet effective:

Standard effective for annual periods beginning on or after January 1, 2015:

New standard IFRS 9 “ Financial Instruments”.

Standards effective for annual periods beginning on or after January 1, 2013:

  New standard IFRS 10 “Consolidated Financial Statements”
  New standard IFRS 11 “Joint Arrangements”
  New standard IFRS 12 “Disclosure of Interests in Other Entities”
  New standard IFRS 12 “ Fair Value Measurement”
  Amended standard IAS 1 “Presentation of Financial Statements”
  New standard IFRS 27 “Separate Financial Statements”
  Amended standard IFRS 28 “Investments in Associates and Joint Ventures”

None of the above standards have been early adopted or are expected to have a significant impact on the Company’s consolidated financial statements.

1.14 Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows.

Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Significant areas requiring the use of management estimates include the determination of qualifying expenditures for refundable and non-refundable mining tax credits and the timing of receipt of refundable mining tax credits. Changes in interpretation of the relevant legislation and rules governing these mining tax credits may result in adjustments to the credits recorded in the statements as well as the timing of receipt of these mining tax credits.

Currency Risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments.

The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the years ended December 31, 2012 and 2011.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at December 31, 2012 and 2011, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at December 31, 2012 and 2011.

1.15 Other

Capital Management

The Company identifies capital as share capital, cash and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company’s President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of December 31, 2012, the President and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s President and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting were effective as at December 31, 2012. There have been no changes in these controls during the fourth quarter of 2012 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

(a) additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.HardCreekNickel.com

(b) at December 31, 2012, the Company had 90,373,493 shares issued. The Company had 5,492,000 stock options outstanding, with exercise prices ranging from $0.30 to $1.00, a weighted average exercise price of $0.45 and a weighted average life of 2.13 years. In addition, 13,093,333 warrants were outstanding, with a weighted average exercise price of $0.12 and a weighted average life of 2.48 years.

Summary of Share data at December 31, 2012
		Weighted Average
		Price	Life in Years
Issued shares	90,373,493
Options	5,492,000	$0.45	2.13
Warrants	13,093,333	$0.12	2.48
Fully Diluted	108,958,826

Summary of Share data at March 27, 2013
		Weighted Average
		Price	Life in Years
Issued shares	90,373,493
Options	8,142,000	$0.34	2.85
Warrants	13,093,333	$0.12	2.26
Fully Diluted	111,608,826

1.5 SUMMARY OF QUARTERLY RESULTS

	Q1 2011 IFRS	Q2 2011 IFRS	Q3 2011 IFRS	Q4 2011 IFRS	Q1 2012 IFRS	Q2 2012 IFRS	Q3 2012 IFRS	Q4 2012 IFRS

Total Revenues	0	0	0	0	0	0	0	0
Loss	623,061	544,588	192,663	270,319	238,029	191,891	129,260	140,420
Comprehensive loss	623,061	544,588	192,663	270,341[5]	238,029	191,891	129,260	(239,978)[6]
Basic & diluted earnings (loss) per share	.01	.01	.00	.00	.00	.00	.00	.00
Increase in exploration and evaluation assets – British Columbia properties	414,710	545,818	633,501	326,669	139,212	175,000	74,639	186,341

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5 The Net Income in the fourth quarter of 2011 reflects a year end adjustment of $22 to reflect deferred income tax expense.
6 The Net Income in the fourth quarter of 2012 reflects a year end adjustment of $380,398 to reflect future income tax recovery.